FILED BY FREEPORT-MCMORAN COPPER & GOLD INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: PLAINS EXPLORATION & PRODUCTION COMPANY REGISTRATION STATEMENT NO. 333-185747

February 25, 2013 www.fcx.com CONNECTING THE FUTURE®

Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements in which FCX discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding projected ore grades and milling rates, projected production and sales volumes, projected unit net cash costs, projected operating cash flows, projected capital expenditures, exploration efforts and results, mine production and development plans, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, the impact of copper, gold, molybdenum and cobalt price changes, reserve estimates, future dividend payments and potential share purchases, and estimated EBITDA for 2013 assuming completion of the pending acquisitions. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration of dividends is at the discretion of FCX’s Board and will depend on FCX’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board. This presentation also includes forward-looking statements regarding mineralized material not included in reserves. The mineralized material described in this presentation will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material not included in reserves will become proven and probable reserves. FCX cautions readers that forward-looking statements are not guarantees of future performance and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause FCX’s actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, the outcome of ongoing discussions with the Indonesian government, the potential effects of violence in Indonesia, the resolution of administrative disputes in the Democratic Republic of Congo, weather-and climate-related risks, labor relations, environmental risks, litigation results, currency translation risks, risks associated with completion of the pending acquisitions and other factors described in more detail under the heading “Risk Factors” in FCX’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (SEC) as updated by our subsequent filings with the SEC. Investors are cautioned that many of the assumptions on which FCX’s forward-looking statements are based are likely to change after its forward-looking statements are made, including for example commodity prices, which FCX cannot control, and production volumes and costs, some aspects of which FCX may or may not be able to control. Further, FCX may make changes to its business plans that could or will affect its results. FCX cautions investors that it does not intend to update forward-looking statements more frequently than quarterly notwithstanding any changes in FCX’s assumptions, changes in business plans, actual experience or other changes, and FCX undertakes no obligation to update any forward-looking statements. This presentation also contains certain financial measures such as unit net cash costs per pound of copper and per pound of molybdenum. As required by SEC Regulation G, reconciliations of these measures to amounts reported in FCX’s consolidated financial statements are in the supplemental schedule, “Product Revenues and Production Costs,” beginning on page VII, which is also available on FCX’s website, “www.fcx.com.” 2

Additional Information about the Proposed Transactions and Where to Find It PXP Transaction In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting FCX’s Investor Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting PXP’s Investor Relations department at (713) 579-6291, or via email at investor@pxp.com. FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about PXP’s directors and executive officers is available in PXP’s proxy statement dated April 13, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available. You may obtain free copies of these documents from FCX or PXP using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. MMR Transaction In connection with the proposed transaction, the royalty trust formed in connection with the transaction has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of MMR that also constitutes a prospectus of the royalty trust. FCX, the royalty trust and MMR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by FCX, the royalty trust and MMR with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting FCX’s Investor Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting MMR’s Investor Relations department at (504) 582-4000, or via email at IR@fmi.com. FCX and MMR and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Information about MMR’s directors and executive officers is available in MMR’s proxy statement dated April 27, 2012, for its 2012 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available. You may obtain free copies of these documents from FCX or MMR using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 3

FCX Overview Global Leader in Production of Copper, Gold and Molybdenum Geographically Diverse Substantial Long-Lived, Low Cost Reserve Position Financially Attractive Growth Projects Strong Financial Profile Environmentally Responsible Experienced Team Proposed O&G Acquisitions to Enhance Long Term Returns 4

World’s Leading Copper Producers Top 10 Copper Producers (2012e) (000 t) 2,000 1,800 1,600 1,400 1,200 1,000 800 600 400 200 0 Codelco FCX BHP Billiton Xstrata Southern Rio Tinto Anglo KGHM Antofagasta RAO Norilsk Copper American Source: Brook Hunt 4Q12 Report. Rankings based on net equity ownership. e=estimate 5

Markets 2,500 500 Oil Price* ($/bbl) $150 LME Copper Price 2,000 400 $125 Tons $100 1,500 300 Cents Metric Per $75 1,000 200 000’s Pound $50 Global Exchange 500 100 Stocks* $25 0 0 $0 Jan-03 Jan-06 Jan-09 Jan-12 Jan-03 Jan-05 Jan-07 Jan-09 Jan-11 Jan-13 * Includes LME, Comex and Shanghai exchange inventories; * Brent Oil excludes producer, consumer and merchant stocks. London Gold Price ($/oz) $2,000 Molybdenum Price* ($/lb) $40 $1,750 $35 $1,500 $30 $1,250 $25 $1,000 $20 $750 $15 $500 $10 $250 $5 $0 $0 Jan-03 Jan-05 Jan-07 Jan-09 Jan-11 Jan-13 Jan-03 Jan-05 Jan-07 Jan-09 Jan-11 Jan-13 * Metals Week – Molybdenum Dealer Oxide Price 6

Copper Market Commentary ?China Remains Important Demand Driver—Economic Activity Improving—Potential for Further Stimulus—Growing Copper Concentrate Imports/Lower Cathode Imports ?Improving U.S. Demand—Healthy Automotive Sector—Recovering Housing Sector ?European Demand Remains Weak ?Increasing Global Inventories Remain Relatively Low ?Long-term Supply Challenges 7

World Class Copper Discoveries Are Extremely Rare Recoverable Copper Reserves 2012 e Copper Production Million metric tons Thousand metric tons 0 5 10 15 20 25 30 0 200 400 600 800 1000 1200 Escondida—1979 79 Escondida—1979 79 Grasberg Complex—1988 88 Chuquicamata—1910 910 Collahuasi—1979 79 Antamina—1996 96 Cananea—1926 6 El Teniente—1910 0 Andina—1865 865 Los Pelambres—1996 996 KGHM Polish Copper—1957 957 Norilsk—1935 35 Pebble Project—1988 88 Grasberg Complex—1988 88 Cerro Verde—1860s 60s Los Bronces—1867 67 El Teniente—1910 10 Morenci—1870s 70s Toquepala—1950 50 Radomiro Tomic—1952 52 Source: Brook Hunt e=estimate 8

Highly Attractive Brownfield Copper Development Projects Expansion Projects in Progress North America* Incr. Cu Capital* Achieve Mill Expansions (t/d) (mm lbs/yr) ($ blns) Full Rates • Morenci Expansion Cerro Verde (360K) 600 $4.4 2016 (225 mm lbs Cu) under way • Potential sulfide expansions Morenci (115K) 225 1.4 2014 (~800 mm lbs Cu) Tenke (14K) 150 0.9 2013 TOTAL 975 $6.7 * excludes capitalized interest Grasberg • Underground South America* Tenke development under Fungurume way • Cerro Verde Expansion (600 mm lbs Cu) under way • 150mm lbs Cu/yr oxide 1.1 bln lbs Cu** expansion nearing completion 1.4 mm ozs Au** • Potential El Abra Mill (600 mm lbs Cu) • Potential sulfide expansions * excludes restarts currently in progress; incremental copper per annum ** PT-FI’s share, average per annum 9

Volume Growth with Brownfield Projects in Progress Copper (billion lbs per year) 2015e-2020e 5.0+ v. 2012 +15%+ 4.4 +20% SA NA 3.65 Africa Indonesia Indonesia Africa Brownfield Projects South America • Proven Technology • Capital efficiency • Economies of scale North Risks better • America understood 2012 2013e-2014e 2015e-2020e Higher Risk Adjusted Average Average Returns e= estimate. See Cautionary Statement. 10

2012 Highlights ?Production Growth in North America and Africa ?Unusually Low 2012 Ore Grades in Indonesia – Expect Significant Increases in 2013 and Beyond ?Advanced Financially Attractive Brownfield Development Projects • Tenke Phase II Substantially Complete • Cerro Verde EIS Approved; Construction to Commence in 2013 • Morenci Construction Commenced ?Positioned for Multi-Year Growth in Copper Volumes ?Transactions to Acquire High Quality Oil & Gas Assets to Enhance Long-Term Returns 11

Update on Grasberg • Unusually low metal production in 2012 compared with historical levels ?Lower grades in Grasberg open pit ?DOZ ramp-up: panel repairs more extensive – expect 80K t/d by year-end 2013; current rate: 50K t/d ?Mine sequencing/geotechnical factors • Outlook for improving metal production & resulting net unit cash costs Aggregate Grasberg Production* Average Unit Net Cash Costs** (billion lbs Cu & million ozs Au per year) (¢ per lb of copper) Copper 2.3 Gold 124¢ 2.1 1.4 1.4 68¢ 0.9 2013e- 0.7 13¢ 2016e (average) 2007- 2012 2013e 2002- 2012 2013e- 2002 2012 2013e- 2011 2011 2016e -2011 2016e (average) Net (average) (average) (average) (average) Credit * includes Rio Tinto’s share; PT-FI’s share (in billion lbs Cu & million ozs Au): 2002-2011 average is 1.2 Cu & 2.0 Au, 2012 is 0.7 Cu & 0.9 Au and 2013e-2016e is 1.3 Cu & 1.9 Au ** $1,700 gold price for 2013e-2016e; 2013e unit net cash costs are expected to be higher than the 2014e & 2013e-2016e averages because of lower gold credits in 2013 NOTE: For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX’s consolidated financial statements, refer to “Product Revenues and Production Costs” on FCX’s website. e = estimate. See Cautionary Statement.

FCX Acquisitions of PXP & MMR –Transaction Rationale ?Positive Long-Term Global Economic Outlook ?Limited Opportunities to Invest in Copper Beyond Brownfield Expansions ?Attractive Opportunity to Acquire High Quality Assets • Strong Margins and Cash Flows • Enhances Financially Attractive Growth Options • Enhances Diversification – Commodity/Geographic • Adds Exploration Leverage – Multiple High Quality Targets • Attractive Entry Point for Long Term Natural Gas Business • Opportunity for Stronger Long Term Returns for Shareholders Management Track Record & Capabilities to Execute ?Enhanced Size and Scale to Compete Globally 13

Phelps Dodge Case Study ?$26 Billion Acquisition in 2007 ?Rapid Delevering Highly Successful Transformational Transaction ($ in bns) ?Asset & Geographic $20 Diversification $17.6 ?Significant Reserve Additions $15 • +46 billion lbs Cu* ?Developed World-Class Copper $10 Portfolio $7.2 • Recognized Industry Leader $5 $3.5 • Strong Current Production with Substantial Growth Profile Debt • Large Resource Position $0 At Time of PD December 12/31/12 Acquisition in 2007 ?Successful Integration March 2007 Consolidated Cash $3.4 $1.6 $3.7 ?Effective Management During Net Debt/(Cash) $14.2 $5.6 $(0.2) 2008/09 Economic Crisis * Based on estimated proven & probable reserve additions as of 12/31/12 before production. 14

Long Track Record of Generating Value for Shareholders Exploration & History of Prudent Capital Solid Financial Allocation & Opportunistic Development Performance Acquisitions ?Grasberg Discovery & ?Financial Discipline ?Achieving Production Development ?Successful Phelps Dodge Targets ?Tenke Fungurume Integration ?Cost Management Development ?Strong ROIC ?Flexible Operating ?Phelps Dodge Resource ?Balance Sheet Management Structure Expansion ?Shareholder Returns Strong Portfolio & Alignment Pending Risk Management of Interests Acquisitions ?Effective Management of ?Senior Management and ?Understanding of Assets Safety, Operational, Directors are Significant and Resource Potential Environmental and Shareholders ?Experience in O&G Industry Political Risks ?Broaden Portfolio of Investment Opportunities 15

FCX’s Global Footprint Major Operations & Development Projects North America1 All major mining assets majority-controlled and operated Reserves Cu 38.8 bn lbs Mo 2.69 bn lbs Copper Oil & Gas 688 mm bbls2 Copper/Gold/Silver Sales Cu 1.4 bn lbs Molybdenum Mo 90 mm lbs3 Oil & Gas 175 MBOE/d Cobalt Grasberg (90.64%) Oil/Natural Gas Reserves Cu 31.0 bn lbs Au 30.9 mm ozs Sales Cu 1.1 bn lbs Au 1.2 mm ozs South America4 Reserves Tenke (56.0%) Cu 38.8 bn lbs Au 1.2 mm ozs Reserves Mo 0.73 bn lbs Cu 7.9 bn lbs Sales Co 0.84 bn lbs Cu 1.3 bn lbs Sales Au 0.1 mm ozs Cu 410 mm lbs Co 30 mm lbs Note: FCX consolidated reserves and annual sales; reserves as of December 31, 2012. Sales figures are based on 2013e. 1 Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Tyrone (100%), Safford (100%), Miami (100%) and Chino (100%); Primary Mo: Henderson (100%) and Climax (100%); Oil & Gas operations: onshore/offshore CA, Madden, Eagle Ford, Haynesville, GOM shelf & Deepwater 2 2P Reserves including Proved of 475 MMBOE and Probable of 213 MMBOE; Reserves are as of 12/31/12, pro forma for MMR 1Q13 divestitures 3 Includes moly sales from South America 4 Cu operations: Candelaria/Ojos del Salado (80%), Cerro Verde (53.6%) and El Abra (51%) e = estimate. See Cautionary Statement. 16

FREEPORT-McMoRAN COPPER & GOLD

Combined Reserves and Resources


(billion lbs of copper)
(million barrels of oil equivalents)
117
230
113 billion lbs
Mineralized Material (b)
(contained copper)
at $2.20 Cu price
Reserves
at $2.00 Cu price
Reserves (a)
(recoverable copper)
Reserves (a) & Mineralized Material (b)
688
Probable: 213
Proved: 475
2P Reserves (c)
8,600+
Near-term Potential: ~8,000
Reserves & Resource Potential

(a) *Estimated recoverable proven and probable copper reserves as of 12/31/12 using a long-term average copper price of $2.00/lb; 93 billion pounds net to FCX's interest.*

(b) *Estimated consolidated contained copper resources as of 12/31/12 using a long-term copper price of $2.20/lb.* ***Mineralized Material is not included in reserves and will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material will become proven and probable reserves. See Cautionary Statement.***

(c) *Reserves are as of 12/31/12; pro forma for MMR 1Q13 divestitures; based on average first-of-the-month prices for the previous 12 months of $94.71/bbl of oil, $46.56/bbl of NGLs and $2.76/MMbtu of natural gas, and other assumptions required by the Securities and Exchange Commission.*

17

Attractive Portfolio of Brownfield Copper Expansions Positive Exploration Results – “Big Mines Get Bigger” Mines with Potential Capacity for 1 billion lbs of copper per annum* Morenci Tenke Grasberg Fungurume Cerro Verde El Abra * Grasberg currently producing over 1 bln lbs/annum, Morenci (100%) & Cerro Verde in development to produce 1 bln lbs/annum and El Abra & Tenke have potential to produce 1 bln lbs/annum 18

High Quality U.S. Oil & Gas Portfolio Proved & Probable Reserves (1) Natural Gas 688 MMBOE (81% Oil/Liquids) Oil Other 3% Haynesville 5% GOM Shelf 8% California 41% Deepwater GOM 34% 9% Eagle Ford 2013e Production by Region 175 MBOE/d 2013e Production Mix Other 3% GOM Shelf 11% Gas Deepwater 28% GOM California 33% 23% Oil 6% NGLs Eagle 66% Ford 9% 21% Haynesville (1) 2P Reserves including Proved of 475 MMBOE and Probable of 213 MMBOE; Reserves are as of 12/31/12, pro forma for MMR 1Q13 divestitures e = estimate. See Cautionary Statement. 19

Enhanced Geographic & Commodity Diversification 2013e EBITDA (1) Existing Pro forma South North America North America America 29% 48% South 29% America Indonesia 21% 11% 31% 8% Indonesia Africa Africa 23% Mining EBITDA Margin: 74% Mining Mining: ~ 50% 100% Oil & Gas: ~75% Oil & Gas 26% (1) Based on pricing assumptions of $3.50/lb Cu, $1,500/oz Au, $12/lb Mo, $100/bbl Oil (Brent) and $4.50/MMbtu natural gas. e = estimate. See Cautionary Statement. 20

FREEPORT-McMoRAN COPPER & GOLD

Enhanced Exploration Leverage with Multiple Near-term Catalysts



Deepwater GOM

- Near-term Net Potential of 1,000+ MMBOE
  - Phobos Currently Drilling
  - On Lease Exploration from BP: 300+ MMBOE
  - Each 100 MM Barrels = PV-10 of ~$2.5 Billion Pre-tax(1)



Shallow Water Ultra-Deep

- 2 Wells Drilling
- Recent Positive Results on Lineham Creek Onshore
- High Potential Prospect Inventory
- ~50 Tcfe of Net Potential, Including ~30 Tcfe from Near-term Prospects
- Each 2 Tcfe Net = PV-10 of ~$2.5 Billion Pre-tax(2)



Onshore U.S.

- Eagle Ford – ~85 MMBOE
- Haynesville – ~5 Tcfe
- California – ~100 MMBOE

(1) Based on $100.00/bbl LLS oil
(2) Based on $4.50/MMbtu natural gas

21

Diverse Production Profile with Strong Growth Gold Sales (million ozs) Copper Sales (billion lbs) 2 1.8 1.8 5.0+ 1.4 5 1.0 4.5 1 4.3 4 0 3.65 2012 2013e 2014e 2015e Note: Consolidated gold sales include approximately 102k ozs in 2012, 140k ozs in 2013e, 175k ozs in 2014e and 170k ozs in 2015e for noncontrolling interest. Molybdenum Sales (million lbs) 3 100 90 95 100 83 75 2 50 25 1 0 2012 2013e 2014e 2015e Oil & Gas Sales (MMBOE) 100 94 78 Expl. Ultra/Dev. -Deep 0 75 64 2012 2013e 2014e 2015e 47 Includes Projects 50 Currently 25 Under Way* Note: Consolidated copper sales include approximately 717 mm lbs in 2012, 800 mm lbs in 2013e, 0 760 mm lbs in 2014e and 900+ mm lbs in 2015e for noncontrolling interest; excludes purchased copper. 2012 2013e 2014e 2015e * Includes Cerro Verde expansion (2016 full rates) & Morenci mill expansion, targeted for 2014. Note: 2012 includes sales from deepwater GOM acquisition beginning on December 1, 2012. Oil & Gas sales estimates include approximately 13.3 MMBOE in 2014e, and 22.6 MMBOE in e = estimate. See Cautionary Statement. 22 2015e from potential success from ultra-deep Shelf exploration and development.

FCX Pro Forma EBITDA & Cash Flows EBITDA Operating Cash Flow* $25 $20 ~45% $15 Increase 2015e/ 2016e billions Avg. ~45% $ 2015e/ Increase $10 2016e Avg. 2013/ 2013/ $5 2014 2014 Avg. Avg. $0 $3.00 $3.50 $4.00 $3.00 $3.50 $4.00 Copper Prices Copper Prices $1,500 Au/$12 Mo/$ (Brent) 100 Oil/$4.50 Gas $1,500 Au/$12 Mo/$ (Brent) 100 Oil/$4.50 Gas * Excludes working capital changes e = estimate. See Cautionary Statement. 23

Focused and Disciplined Capital Allocation Philosophy Maintain Strong Balance Sheet & Credit Profile Allocate Capital to Ensure Establish Short, Focus on Potential Medium and Long Low Cost, Long-lived, Largest is Well Term Potential for Expandable Assets Resources Understood Primary Assets Technical, Political, Quantify Risks Social, Economic, Market Rigorous Economic Protect Downside, Analysis Under Leverage to Upside Range of Assumptions Prioritize & Rank Highest Returns/NPV Manageable Overall Portfolio Opportunities per $ Risks Balance/Strategic Fit Invested Limit Number of Repay Return Excess Capital to Projects – Focused Management Attention Debt Shareholders 24

Capital Expenditures (1) (2) Oil & Gas Major Mining Projects Other Mining (US$ billions) $8 $7.1 $7.3 $6.3 $6 2.5 2.9 3.3 $4 1.8 1.4 1.0 $2 2.8 3.0 (2) 2.0 $0 2013e 2014e 2015e (1) Capital expenditure estimates include projects in progress. Project spending will continue to be reviewed and revised subject to market conditions. (2) Primarily includes Cerro Verde expansion, Morenci mill expansion and Grasberg underground development. Note: Includes capitalized interest. e= estimate. See Cautionary Statement. 25

Oil & Gas Cash Flows –Targeted to be Self-funding Operating Cash Flow CAPEX (US$ billions) $4.0 $3.0 $2.0 $1.0 $0.0 2013e 2014e 2015e NOTE: Assumes pricing of $100/bbl Brent crude for oil and $4.50/MMbtu for natural gas e= estimate. See Cautionary Statement. 26

Significant Debt Reduction Year-End Net Debt at Varying Copper Prices (US$ billions) $20 $16.3 $15 $10 $7.7 $5 $2.0 $0 ($3.5) -$5 ’13-’16 Avg. Copper Price $3.00 $3.50 $4.00 9/30/12 Net Debt/’13-’16 Avg. EBITDA 0.6x 0.1x N/A Pro Forma Pro Forma YE 2016e Note: Sensitivity assumes $12 Molybdenum, $1,500 Gold, $100 Oil and $4.50 Natural Gas; EBITDA equals operating income plus depreciation, depletion, and amortization e= estimate. See Cautionary Statement. 27

Financial Policy ?Maintain Strong Balance Sheet & Liquidity Position ?Reduce Debt Incurred in Acquisitions Using Projected Substantial Cash Flows Generated from Combined Business ?Invest in Projects with Strong Financial Returns/Capital Discipline ?Anticipate Continuing Current Common Stock Dividend Rate: $1.25/Share per Annum ?Board to Review Financial Policy on an Ongoing Basis ?Committed to Long-standing Tradition of Maximizing Value for Shareholders 28

Combined Company Highlights ?Creates A Premier U.S. Based Natural Resources Producer ?World’s Largest Publicly Traded Copper Producer ?Significant Producer of Oil, Gold & Molybdenum ?Significant Long-term Natural Gas Resources ?Strong Margins & Cash Flows ?High Quality, Long-lived and Geographically Diverse Assets 29

Reference Slides

2013e Operating Estimates 2013e Unit Production Costs (per pound of copper) North South Consolidated America America Indonesia Africa Cash Unit Costs (2) Site Production & Delivery (1) $1.98 $1.65 $2.27 $1.32 $1.89 By-product Credits (0.26) (0.32) (1.94) (0.37) (0.72) Treatment Charges 0.10 0.17 0.21—0.14 Royalties (1) — 0.14 0.08 0.04 Unit Net Cash Costs $1.82 $1.50 $0.68 $1.03 $1.35 2013e Sales by Region North America South America Indonesia Africa 1,445 1,325 1,120 90(3) 1.24 30 140(4) 410 Co Au mm lbs Cu Mo Cu 000’s ozs Cu Au Cu mm lbs mm lbs mm lbs mm lbs mm ozs mm lbs 2012e 2012e 2012 e 2012e 2010 e 2012 e 2012 e 2012 e (1) Estimates with quarterly assume metal average sales volumes. prices of $Unit 3.50/lb net for cash copper, costs $ for 1,600/oz 2012 would for gold, change $13/lb by for ~$ 0.015/lb molybdenum for each and $$50/oz 12/lb change for cobalt in for gold 2012. and $ Quarterly 0.02/lb for unit each costs $2/lb will change vary significantly in molybdenum. (2) Production costs include profit sharing in South America and severance taxes in North America. (3) Includes molybdenum produced in South America. (4) Includes gold produced in North America. Note: e = estimate. See Cautionary Statement. 31

2013e Oil & Gas Operating Estimates Rocky Mtns. & Operating Cost: $1.65/Mcfe California Haynesville Pricing: NYMEX Operating Cost: $27/bbl Pricing: Brent Based Gulf of Mexico Shelf/ Deepwater Operating Cost: $15/bbl Eagle Ford Pricing: LLS Operating Cost: $10/bbl Pricing: LLS/NYMEX 2013e Oil & Gas Sales by Region Haynesville/ California Eagle Ford GOM Rocky Mtns/Other 56 (3) 127 125 40 (1) 31 (2) 36 Oil Gas MBOE/D MMcfe/d CA Eagle For d Gas Gas GOM Gas (1) Includes ~ 7 MMcfe/d of natural gas (2) Includes ~ 4 MBOE/d of NGLs (3) Includes ~ 6 MBOE/d of NGLs NOTE: e = estimate. See Cautionary Statement. 32

Oil & Natural Gas Hedging Positions Oil Indexed to Brent 2013 2014 2015 Puts Collars 25k bbls/d 5k bbls/d 75k bbls/d 30k bbls/d Swaps $90 floor $95 floor $100 floor $90 floor 40k bbls/d $80 limit $70 limit $$ 570 .74 limit ADP $$ 675 .09 limit ADP Unhedged @ $109.23 $124 Ceiling $126 Ceiling Puts 43% 84k bbls/d Puts 5k bbls/d $90 floor 17k bbls/d 13k bbls/d $$ 100 80 limit floor $70 limit Unhedged $90 floor $100 floor Unhedged $6.90 ADP 15% $70 limit $80 limit $7.11 ADP $6.25 ADP $6.80 ADP 15% 117k bbls/d* 129k bbls/d* 147k bbls/d* Natural Gas Indexed to Henry Hub 2013 2014 2015 Swaps – 110/d @ $4.27 Swaps – 100/d @ $4.09 No Hedges NOTE: As of February 21, 2013; ADP = average deferred premium. 33 * Estimated annual production for MMR & PXP. See Cautionary Statement.

Energy – A Significant Component of Mining Cost Site Operating Costs by Category Components of Energy (Consolidated) (Total of $1.6 Billion) Materials Purchased Manpower Power 32% 6,800 GWh 29% Diesel 36% 255 mm gallons Other 59% Acid 13% Energy 5% 6% 21% Coal: 700k mt & Natural Gas: 2012 2012 1 million MMBTU 34